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                                   uWink Inc.
                               12536 Beatrice St.
                              Los Angeles, CA 90066
                                  310.827.6900
                                310.827.7633 fax
                                  www.uwink.com



VIA EDGAR

September 9, 2005


Mr. Brian K. Bhandari
Staff Accountant
Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 3561

    Re:  uWink, Inc.
         Item 4.01 Form 8-K
         Filed July 28, 2005
         File No. 000-29873

Dear Mr. Bhandari:

Please be advised that uWink, Inc. (the "Company") has filed an amendment, dated August 11, 2005 and September 9, 2005, to its Form 8-K, dated July 28, 2005 (the "8-K"), addressing the comments in your letter of August 2, 2005.

In connection with responding to the comments in your letter, the Company acknowledges that:

o The Company is responsible for the adequacy and accuracy of the disclosure in the 8-K;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 8-K; and

o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ NOLAN BUSHNELL

Nolan Bushnell
Chief Executive Officer